EXHIBIT 21.1

             SUBSIDIARIES OF AMERISTAR CASINOS, INC.

Cactus Pete's, Inc., a Nevada corporation
Ameristar Casino Vicksburg, Inc., a Mississippi corporation, ("ACVI") Ameristar Casino Council Bluffs, Inc., an Iowa corporation
Ameristar Casino Las Vegas, Inc., a Nevada corporation
A.C. Food Services, Inc., a Nevada corporation
AC Hotel Corp., a Mississippi corporation (which also is a
   subsidiary of ACVI)
Ameristar Casino St. Louis, Inc., a Missouri corporation